UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. __)*

Nestor, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
641074505
(CUSIP Number)
Jerry J. Burgdoerfer
Jenner & Block LLP, 330 N. Wabash, Chicago, IL 60611
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 27, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	641074505

1	NAMES OF REPORTING PERSONS: Edward F. Heil

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		5,854,450

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,854,450

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,854,450

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	20.22%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1. Security and Issuer.
This Schedule 13D relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Nestor, Inc., a Delaware corporation (“Nestor” or the “Company”), with its principal executive offices at 42 Oriental Street, Third Floor, Providence, Rhode Island 02908.
Item 2. Identity and Background
This Statement is being filed by Edward F. Heil. Mr. Heil is a citizen of the United States, and his address is 8052 Fisher Island Drive, Fisher Island, Florida 33109. His present principal occupation is as a private investor.
During the last five years, Mr. Heil has neither: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.
Item 3. Source and Amount of Funds or Other Consideration.
On July 23, 2007, Nestor entered into a Securities Purchase Agreement (the “Agreement”) with certain accredited investors, including affiliates of the Company (including Mr. Heil, the “Purchasers”) to sell 8,532,403 shares of the Common Stock at a purchase price per share of $0.5802 (the “Purchase Price”) for an aggregate purchase price of $4,950,500 in a private placement pursuant to Regulation D under the Securities Act of 1933 (the “Transaction”). The Transaction was closed on July 27, 2007. As part of the Transaction, Mr. Heil purchased 4,739,745 shares of common stock at the Purchase Price, for an aggregate purchase price of $2,750,000.00. This aggregate purchase price was paid out of the personal funds of Mr. Heil.
The summary of the Agreement contained in this Schedule 13D is qualified in its entirety by reference to the provisions of the Agreement itself (filed as an exhibit to the Company’s Form 10-Q filed 7/31/07).

Item 4. Purpose of Transaction.
The purpose of the Transaction is investment in Nestor.
In connection with this investment in the Nestor and as part of the Agreement, Nestor and the Purchasers, including Mr. Heil, agreed that Nestor would file a Registration Statement on Form S-3 registering for resale the shares purchased in the Transaction (the “Registration Statement”). The Registration Statement must be filed not later than 30 business days after the earlier of (a) the date Nestor files its Annual Report on Form 10-K for the fiscal year ending December 31, 2007 or (b) the last day on which Nestor could timely file such Annual Report on Form 10-K in accordance with SEC rules. If Nestor fails to meet such filing deadline, or if the registration statement is not declared effective by the SEC within 60 days of filing (or 90 days if subject to SEC review), Nestor will pay to the Purchasers an amount equal to 0.0493% of the Purchase Price of each share held by the Purchasers for each day of any such failure.
Mr. Heil may use the voting power inherent to his position as a 20.22% owner of the Company to elect one or more persons to the board of directors of the Company.
Mr. Heil has no plans or proposals which relate to or would result in:
(a)	The acquisition by any person of additional securities of Nestor, or the disposition of securities of Nestor;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Nestor or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of Nestor or any of its subsidiaries;

(d)	Any material change in the present capitalization or dividend policy of Nestor;

(e)	Any other material change in Nestor’s business or corporate structure;

(f)	Changes in Nestor’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Nestor by any person;

(g)	Causing a class of securities of Nestor to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h)	A class of equity securities of Nestor becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
The possible activities of Mr. Heil are subject to change at any time.
Item 5. Interest in Securities of the Issuer.
(a)	As a result of the Transaction, Mr. Heil is the beneficial owner (as the term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) of an aggregate of 5,854,450 shares of Common Stock which constitutes approximately 20.22% of the outstanding shares of Common Stock based on the number of such shares outstanding as of July 31, 2007.

(b)	Mr. Heil has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the 5,854,450 shares of Common Stock over which he is deemed to possess beneficial ownership.

(c)	Except for the shares acquired pursuant to the Agreement, no transactions involving the Common Stock of Nestor were effected by Mr. Heil during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.
Pursuant to the Agreement, Mr. Heil may have the right to receive payment from Nestor with respect to the Common Stock purchased by Mr. Heil pursuant to the Transaction if the Registration Statement is not filed by the date for such filing, as set forth in the Agreement.
Item 7. Material to be Filed as Exhibits
EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1	Securities Purchase Agreement dated July 23, 2007, by and between Nestor and those investors listed on the signature page thereto.*

*	Incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed on July 31, 2007.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 6, 2007
EDWARD F. HEIL
	By:	/s/ Edward F. Heil
Edward F. Heil